Exhibit 99.1

Notice of 2026 Annual General and
Special Meeting of Shareholders

We invite you to attend the Annual General and Special Meeting (Meeting) of the shareholders (Shareholders) of OceanaGold Corporation (Company or OceanaGold) that will be held virtually on:

The Meeting will be held for the following purposes:

1.   To receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2025, together with the auditor’s report therein;

2.   To elect the directors of the Company to hold office until the next annual meeting of Shareholders;

3.   To re-appoint PricewaterhouseCoopers LLP as the auditor of the Company to hold office until the next annual meeting of Shareholders and to authorize the Board of Directors to fix their remuneration;

4.   To consider and, if thought advisable, approve a non-binding advisory resolution on the Company’s approach to executive compensation, as more particularly described in the accompanying Management Information Circular (Circular);

5.   To consider and, if thought advisable, approve a resolution to hold the next annual general meeting of Shareholders exclusively in a virtual-only format, as more particularly described in the Circular; and

6.   Transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Board of Directors of the Company has opted for a virtual-only format for the Meeting, to be conducted via live audio webcast. Shareholders cannot attend the Meeting in person but can participate online from any location. Detailed participation instructions are included in the Circular.

Meeting Materials

Enclosed with this Notice of Annual General and Special Meeting is the Circular detailing matters to be dealt with at the Meeting. As an owner of common shares of the Company on April 23, 2026 (Record Date), you are entitled to vote at the Meeting.

Submitting Your Vote

Voting is important. While a Registered Shareholder or a duly appointed proxyholder can vote at the Meeting live, you are encouraged to vote by completing the form of proxy (Proxy) or a voting information form (VIF) in advance of the Meeting to ensure broad shareholder representation in voting at the Meeting. For voting instructions, please refer to the “Voting Information” section of this Circular set out below. You are also encouraged to learn more about the Company by reviewing the Circular.

Shareholders are encouraged to submit questions in advance of the Meeting by emailing questions to ir@oceanagold.com by Tuesday, June 2, 2026.

If it becomes necessary to make further changes to the arrangements for the Meeting, and to the extent permitted by applicable law, OceanaGold will update Shareholders through its website and by issuing a press release.

DATED April 23, 2026

BY ORDER OF THE BOARD OF DIRECTORS
OF OCEANAGOLD CORPORATION

Elizabeth Thampy

Executive Vice President, General Counsel
and Company Secretary